MATTERS SUBMITTED TO A SHAREHOLDER VOTE (Unaudited) -

A special meeting of shareholders of the Funds was held on September 9, 2005, to approve a new investment advisory agreement with Hennessy Advisors, Inc. and was approved by such Fund’s voting shares:

Fund	For	Against	Abstain
Hennessy Cornerstone Growth Fund	47,796,710	472,785	538,450
Hennessy Cornerstone Value Fund	8,866,766	294,074	217,299
Hennessy Focus 30 Fund	6,169,359	113,370	33,897